Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated June 25, 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B
15 Year Non-Call 1 Year 6-Month LIBOR Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PZ82

Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date, but is not required to do so.
Issue Price: 100.00%
Trade Date: June 25, 2008
Original Issue Date: July 10, 2008
Stated Maturity Date: July 10, 2023

Interest Rate: See “Additional Terms of the Notes”
Interest Payment Dates: Quarterly, on the 10th of each January, April, July and October, commencing October 10, 2008

Net Proceeds to Issuer: 100.00%
Agent’s Discount or Commission: 0.00%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging”.
Agent: Wachovia Capital Markets, LLC
Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day: A day that is both a New York Business Day and a London Banking Day
Business Day Convention: Following (with no adjustment to period end dates)

Issuer’s Call Option: TMCC may call the Notes, in whole but not in part, on each Call Date upon at least 10 calendar days’ notice at a price of 100% of the Principal Amount plus accrued but unpaid interest.
Call Dates: July 10, 2009 (the “First Call Date”) and each Interest Payment Date thereafter
Notice of Call: At least 10 calendar days’ prior notice

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: No.  Please see “United States Federal Income Taxation” below.
Total Amount of OID: None

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $10,000 increments thereafter
Form of Note: Book-entry only

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

ADDITIONAL TERMS OF THE NOTES

Interest

The Notes will bear interest from and including the Original Issue Date and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an “Interest Calculation Period”) calculated in accordance with the following formula:

(7.75%) x (N/ D) per annum

Where:

“N” is the total number of calendar days in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months (“6-month LIBOR”) is determined to be greater than 0.00% and less than or equal to 7.00% (the “Range”).  For the purpose of calculating “N”, for each calendar day in an Interest Calculation Period that is not a Business Day, 6-month LIBOR will be the same as 6-month LIBOR on the immediately preceding Business Day.  6-month LIBOR determined on the fifth Business Day preceding the applicable Interest Payment Date (or Maturity, as applicable) will apply to each of the remaining calendar days in the related Interest Calculation Period; and

“D” is the total number of calendar days in the applicable Interest Calculation Period.

6-month LIBOR will be determined with reference to Reuters Page LIBOR01 as of 11:00 A.M. London time on the applicable Business Day.  If 6-month LIBOR cannot be determined as described in the prior sentence, 6-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6 months to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such Business Day and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.  If at least two such quotations are provided, 6-month LIBOR determined on the applicable Business Day will be the arithmetic mean of the quotations.  If fewer than two quotations are provided, 6-month LIBOR determined on the applicable Business Day will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. New York time on such Business Day by three major banks in The City of New York, which may include the Calculation Agent and its affiliates, selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a maturity of 6 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.  If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 6-month LIBOR for the applicable Business Day will be 6-month LIBOR in effect on the immediately preceding Business Day.

All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred-thousandth of a percentage point), with five one millionths of a percentage point rounded upwards. For example, 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent with one-half cent being rounded upward.

Interest Accrual – Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period on which 6-month LIBOR is determined or deemed to be greater than 0.00% and less than or equal to 7.00%. The table assumes that the Interest Calculation Period contains 90 calendar days and that an interest rate of 7.75% per annum is used as the percentage in the interest rate formula.

The table below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual interest rate.

N	Hypothetical Quarterly Interest Rate Accrued Per Annum
0	0.00000%
25	2.15278%
50	4.30556%
75	6.45833%
90	7.75000%

Historical Data on 6-Month LIBOR

6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.

Year	Quarter	Maximum	Minimum
2003	1	1.40563%	1.17000%
	2	1.33438%	0.98000%
	3	1.21125%	1.11000%
	4	1.28000%	1.16000%
2004	1	1.22938%	1.14500%
	2	1.94000%	1.16000%
	3	2.19625%	1.83375%
	4	2.79000%	2.19750%
2005	1	3.40000%	2.79000%
	2	3.71000%	3.32813%
	3	4.23063%	3.72857%
	4	4.71000%	4.26688%
2006	1	5.14000%	4.68000%
	2	5.64000%	5.14313%
	3	5.63000%	5.36000%
	4	5.43000%	5.29313%
2007	1	5.40125%	5.25913%
	2	5.40906%	5.32906%
	3	5.59500%	5.06938%
	4	5.22125%	4.59625%
2008	1	4.56625%	2.36625%
	2*	3.25500%	2.61625%

*through June 25, 2008

At 11:00 A.M. London time on June 25, 2008, 6-month LIBOR was 3.17125%.

RISK FACTORS

Investing in the Notes involves a number of risks.  An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security bearing interest at a fixed rate, including, but not limited to, fluctuations in 6-month LIBOR, and other events that are difficult to predict and beyond our control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero.

No interest will accrue on the Notes with respect to any calendar day on which 6-month LIBOR is outside the Range.  For every calendar day on which 6-month LIBOR is outside the Range, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR is outside the Range with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be zero.

The Notes May Be Called At Our Option, Which Limits Your Ability To Accrue Interest Over The Full Term Of The Notes.

We may call all of the Notes for payment on any Call Date.  If we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued but unpaid interest.  In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Levels of 6 Month USD LIBOR May Affect Our Decision To Call The Notes.

It is more likely that we will call the Notes prior to the Stated Maturity Date if the levels of 6 Month USD LIBOR result in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of ours of comparable maturity.  If we call the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield On The Notes May Be Lower Than The Yield On A Conventional Debt Security Of Comparable Maturity.

The Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which 6-month LIBOR is outside of the Range.  As a result, if 6-month LIBOR is outside of the Range for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than that which would be payable on conventional, fixed-rate callable debt security of TMCC of comparable maturity.

6-month LIBOR On The Fifth Business Day Preceding The Applicable Interest Payment Date (Or Maturity) Will Be The Rate For The Remainder Of That Interest Calculation Period.

Because 6-month LIBOR on the fifth Business Day prior to an Interest Payment Date will be 6-month LIBOR for the remainder of the related Interest Calculation Period, if 6-month LIBOR for that Business Day is not within the Range, no interest will accrue on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if 6-month LIBOR on any of the subsequent remaining calendar days were actually within the Range.

Changes In Inter-Bank Lending Rate Reporting Practices Or The Method Pursuant To Which The LIBOR Rates Are Determined May Adversely Affect The Value Of Your Notes.

Concerns have been expressed that some of the member banks recently surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates.  If such under-reporting has occurred, it may have resulted in the LIBOR rate being artificially low.  If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates.  In addition, the BBA recently announced that it will change the LIBOR rate-fixing process by increasing the number of banks surveyed to set a LIBOR rate.  The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar LIBOR after the U.S. market opening, after discussion with the member banks.  The BBA is continuing to consider ways to strengthen oversight of the process.  The changes announced by the BBA, or future changes adopted by the BBA, to the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase in the reported LIBOR rates.  As a result, the probability that 6-month LIBOR will be outside of the Range may increase, and therefore may also adversely affect the value of your Notes.

The Price At Which You Will Be Able To Sell Your Notes Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount You Originally Invest.

We believe that the value of the Notes in the secondary market will be affected by the supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

Changes in the level of 6-month LIBOR.  The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will accrue on the Notes with respect to any calendar day on which 6-month LIBOR is greater than 7.0%. Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will accrue on the Notes with respect to any calendar day on which 6-month LIBOR is within the Range. However, if the level of 6-month LIBOR decreases and remains low, the likelihood of the Notes being called would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the interest rate swap market in particular.

Volatility of 6-month LIBOR.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

Interest Rates.  The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

Call Feature.  Our ability to call the Notes prior to their Stated Maturity Date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

TMCC’s Credit Rating, Financial Condition and Results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

The Historical Performance Of 6-month LIBOR Is Not An Indication Of Its Future Performance.

Historical performance of 6-month LIBOR, which is included in this pricing supplement, should not be taken as an indication of its future performance during the term of the Notes.  Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

PLAN OF DISTRIBUTION

Under the terms of and subject to the conditions of an Appointment Agreement dated April 7, 2008 and an Appointment Agreement Confirmation dated June 25, 2008 (collectively, the “Agreement”) between TMCC and Wachovia Capital Markets, LLC, Wachovia Capital Markets, LLC, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein.  Under the terms and conditions set forth in the Third Amended and Restated Distribution Agreement dated March 7, 2006, between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Agreement, Wachovia Capital Markets, LLC is committed to take and pay for all of the Notes offered hereby, if any are taken.

UNITED STATES FEDERAL INCOME TAXATION

Although the matter is not free from doubt, the Notes will, based on certain representations provided by the Agent, be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the prospectus supplement titled “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Wachovia Capital Markets, LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Wachovia Capital Markets, LLC.